Exhibit 99.8

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Nouveau Monde Graphite Inc. (the “Company”) on Form 40-F for the year ended December 31, 2024 (the “Report”) as filed with the U.S. Securities and Exchange Commission,

I, Charles-Olivier Tarte, CFO of Nouveau Monde Graphite Inc., certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2025

/s/ Charles-Olivier Tarte
Charles-Olivier Tarte, CFO